Exhibit 99(b)(4)

AMENDMENT NO. 3

to

AMENDED & RESTATED

BY-LAWS

of

VIRTUS EQUITY TRUST

A Delaware Statutory Trust

The following amendments to the Amended and Restated By-Laws (the “By-Laws”) of Virtus Equity Trust (the “Trust”) was duly adopted by resolution of a majority of the Trustees of the Trust at a meeting of the Trustees held on November 16, 2022.

1.	All references to the Chairman shall hereafter refer to the Chair.

2.	Paragraph 5 (Adjourned Meeting; Notice) of Article II (Meetings of Shareholders) of the By-Laws is hereby amended to read in its entirety as follows:

Any meeting of Shareholders, whether or not a quorum is present, may be adjourned from time to time, in the discretion of the chair of the meeting, or by the vote of the majority of the Shares represented at that meeting, either in person or by proxy.

An adjourned meeting may be held within a reasonable time after the date set for the original meeting, without the necessity of further notice. When any meeting of Shareholders is adjourned to another time or place, notice need not be given of the adjourned meeting at which the adjournment is taken, unless a new record date of the adjourned meeting is fixed, in which case the Trustees shall set a new record date. Notice of any such adjourned meeting shall be given to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 3 and 4 of this Article II. At any adjourned meeting, the Trust may transact any business which might have been transacted at the original meeting.

Approved: November 16, 2022